Exhibit 12.0

WINN-DIXIE STORES, INC.

COMPUTATION OF CONSOLIDATED RATIOS OF (LOSS) EARNINGS TO FIXED CHARGES

(Amounts in thousands except ratios)

	2005		2004**	2003	2002	2001
Fixed charges:
Interest expense	$33,166		14,377	40,442	61,595	52,845
Capitalized interest	1,419		1,628	2,375	642	5,863
Interest component of rental expense	165,063		194,720	204,074	206,104	226,183

Fixed charges	$199,648		210,725	246,891	268,341	284,891

(Loss) earnings:
(Loss) earnings from continuing operations before taxes	$(500,803)		(87,504)	315,443	286,189	114,033
Add: Fixed charges	199,648		210,725	246,891	268,341	284,891
Less: Capitalized interest	(1,419)		(1,628)	(2,375)	(642)	(5,863)

Total (loss) earnings	$(302,574)		121,593	559,959	553,888	393,061

Ratio of (loss) earnings to fixed charges:
Total (loss) earnings	$(302,574)		121,593	559,959	553,888	393,061
Fixed charges	$199,648		210,725	246,891	268,341	284,891
Ratio	(1.5	) *	0.6 *	2.3	2.1	1.4

*	The dollar amount of the coverage deficiency for the years ended June 29, 2005 and June 30, 2004 was $502.2 million and $89.1 million, respectively.
**	53 weeks